Exhibit 99.202

Certificate of Arrangement	Certificat d'arrangement
Canada Business Corporations Act	Loi canadlenne sur les sociétés par actions

Citizen Stash Cannabis Corp.	1041486-7

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des societes LCSA requerantes	Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the Canada Business Corporations Act.	JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangem.ent annexées a pris effet en vertu de l'article 192 de la Loi canadienne sur Jes societes par actions.

Isabelle Foley
Deputy Director / Directeur adjoint

2021-11-08
Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)